UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE LIMITED
WOODSIDE PETROLEUM LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copies to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*: $985,093,611.00	Amount of Filing Fee**: $105,405.02

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$105,405.02	Form or registration no.:	Schedule TO
Filing Party:	ATS Inc.	Date Filed:	August 31, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

ITEMS 1 THROUGH 9, AND ITEM 11
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.I: PRESS RELEASE
EX-99.A.5.J: AUSTRALIAN STOCK EXCHANGE ANNOUNCEMENT

          This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 to the Tender Offer Statement filed on September 11, 2006, Amendment No. 2 to the Tender Offer Statement filed on September 18, 2006, Amendment No. 3 to the Tender Offer Statement filed on September 22, 2006 and Amendment No. 4 to the Tender Offer Statement filed on September 26, 2006 (as amended, the “Schedule TO”), by Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), ATS Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”), and Woodside Finance Limited, a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Parent, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”). The terms and conditions of the offer are described in the Offer to Purchase and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
ITEMS 1 THROUGH 9, AND ITEM 11
          All information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto which were previously filed as exhibits to the Schedule TO, is incorporated by reference to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
          The Offer to Purchase is hereby amended as follows:
1.	The first paragraph of Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended by adding the following at the end of such paragraph:
          “On September 28, 2006, Parent and Purchaser announced that they had extended the Expiration Date of the Offer to 11:59 pm, New York City time, on Friday, October 20, 2006. As of September 26, 2006, there have been 23,564 Shares tendered in and not withdrawn from the Offer.”
2.	Subsection (ii) in the second paragraph of Section 12 (“Dividends and Distributions”) is hereby amended and restate in its entirety to read as follows:
“(ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser”
3.	The section under the heading “Antitrust” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) is hereby amended by adding the following at the end of such section:
          “The waiting period under the HSR Act applicable to the purchase of Shares by ATS in connection with the Offer and the Second-Step Merger expired on September 27, 2006. The expiration of the waiting period under the HSR Act satisfies the HSR Condition to the Offer.”
4.	The section under the heading “Delaware Litigation” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) is hereby amended by adding the following at the end of such section:
          “On September 26, 2006, the Company moved to dismiss Purchaser’s claims concerning the legality of the Initial Termination Fee and the Additional Termination Fee provisions in the Stone Energy Merger Agreement. The Company also requested that the court block Purchaser from taking discovery. In a separate submission, the Company requested that the court deny Purchaser’s motion for an expedited trial, or, to the extent that Purchaser’s request is (or has been already) granted, to schedule a preliminary injunction hearing rather than a trial. On September 27, 2006, the Delaware Court of Chancery set a hearing on the Company’s motion to dismiss on October 5, 2006. The court also stated that it will not revisit its past rulings concerning discovery, and declined to grant a stay on discovery.
          On September 27, 2006, the Delaware Court of Chancery issued an oral ruling on the consolidated claims concerning the construction and validity of Section 6.2(e) of the Stone Energy Merger Agreement. A written decision is expected to be issued in the week of October 2, 2006. The court found that there was a ripe and justiciable dispute concerning the Company’s ability to explore unsolicited third party acquisition proposals (as the term “third party acquisition proposal” is defined in the Stone Energy Merger Agreement), including the Offer. The court granted the declaratory relief requested by Purchaser in part, holding that Section 6.2(e) of the Stone Energy Merger Agreement does not restrict the Company’s ability to explore, in good faith, unsolicited third party acquisition proposals, including the Offer, and does not prohibit the Company from communicating or exchanging non-public information with such bidders, including Purchaser, or from disclosing information concerning unsolicited third party acquisition proposals, including the Offer, to its shareholders. The court found that the plain language of Section 6.2(e) does not impose any such restrictions on the Company. The court further held that the right to explore unsolicited third party acquisition proposals is implied in the Company’s board’s right to change or withdraw its recommendation to stockholders regarding approval of the Stone Energy merger in relation to a third party acquisition proposal, as contemplated in Section 10.1(i) of the Stone Energy Merger Agreement. The court also found support for its construction in the negotiation history between the parties, in particular the lack of any discussion between the Company and Stone Energy concerning the meaning of Section 6.2(e). The court held that in light of its ruling that Section 6.2(e) does not restrict the Company’s ability to explore unsolicited third party acquisition proposals, it did not need to decide whether Section 6.2(e) was per se invalid. The court dismissed, without prejudice, the Company’s claims insofar as the relief sought would go beyond its ability to explore unsolicited third party acquisition proposals on the basis that no ripe and justiciable dispute existed concerning these claims.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended and supplemented by adding the following:
(a)(5)(I) Press release issued by ATS Inc. on September 28, 2006
(a)(5)(J) Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 28, 2006

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SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ATS INC.

	By:	/s/ Jeff Soine

Name: Jeff Soine
Title: Secretary

WOODSIDE FINANCE LIMITED

	By:	/s/ Robert Cole

Name: Robert Cole
Title: Director

WOODSIDE PETROLEUM LTD.

	By:	/s/ Donald R. Voclte

Name: Donald R. Voclte
Title: Managing Director and Chief Executive
Officer

Date: September 28, 2006

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated August 31, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release issued by Woodside Petroleum, Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum, Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006*

(a)(5)(F)	Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006*

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006*

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006*

(a)(5)(I)	Press release issued by ATS Inc. on September 28, 2006

(a)(5)(J)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 28, 2006

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

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